SEC
SEC
Mail Processing
Section

MAY 0 3 2018

Washington DC
406



SEC
18011402

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-32155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** AND ENDING **12/31/2017**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ADVISORY GROUP EQUITY SERVICES, LTD**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 WASHINGTON STREET, STE 407

(No. and Street)

WOBURN   **MA**   **01801**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM H. MCANCE   781-933-6100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIEGRIST, CREE, ALESSANDRI & STRAUSS, CPAs, P.C.

(Name – *if individual, state last, first, middle name*)

20 WALNUT ST #313   **WELLESLEY**   **MA**   **02481**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, WILLIAM H. MCCANCE _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

ADVISORY GROUP EQUITY SERVICES, LTD _____ , as

of DECEMBER 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advisory Group Equity Services, LTD
Financial Statements and
Supplemental Schedules
December 31, 2017

Advisory Group Equity Services, LTD

Index



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
    Advisory Group Equity Services, LTD

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Advisory Group Equity Services, LTD as of December 31, 2017, the related statements of Income, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedule that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of Advisory Group Equity Services, LTD as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Advisory Group Equity Services, LTD's management. Our responsibility is to express an opinion on Advisory Group Equity Services, LTD's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Advisory Group Equity Services, LTD in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Advisory Group Equity Services, LTD's financial statements. The supplemental information is the responsibility of Advisory Group Equity Services, LTD's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Advisory Group Equity Services, LTD's auditor since December 31, 2013.

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
February 12, 2018

1

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.

20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Advisory Group Equity Services, LTD
Statement of Financial Condition
December 31, 2017

Assets

Current assets

Cash and cash equivalents	$	416,664
Cash, restricted		100,000
Commissions receivable, net of $0 allowance		594,585
Investments		10,003
Prepaid charges and other current assets		259,032
Total current assets		1,380,284
Furniture and equipment, at cost		83,966
Less: accumulated depreciation		54,867
		29,099
Security deposit		11,400
Total assets	$	1,420,783

Liabilities and Shareholder's Equity

Current liabilities

Commissions & accounts payable	$	569,413
Note payable- premium finance		138,052
Accrued expenses		13,401
Deferred revenue		25,000
Deferred registered representative fees		109,694
Total current liabilities		855,560

Shareholder's equity

Common stock, no par value, 15,000 shares authorized, 100 shares issued and outstanding		6,500
Additional paid in capital		647,159
Deficit		(88,436)
Total shareholder's equity		565,223
Total liabilities and shareholder's equity	$	1,420,783

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD
Statement of Operations
For The Year Ended December 31, 2017

Revenues:

M & A Advisory Fees	$ 8,599,568
Commission & Brokerage Income	7,555,256
Other income	322,859
Interest and dividend income	600
Total revenue	**16,478,283**

Operating expenses:

Commission expenses	14,514,281
Employees compensation and benefits	921,115
Clearance fees	303,248
Office expenses	132,693
Regulatory fees	123,056
Occupancy expense	63,910
Professional fees	53,769
Due diligence expense	50,194
Insurance	43,243
Other operating expenses	42,133
Travel and entertainment	18,437
Communications and technology	13,536
Meetings	12,353
Education and training	7,613
Postage and delivery	5,664
Depreciation	5,386
Total operating expenses	**16,310,631**

Net income for year	**$ 167,652**

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD
Statement of Changes in Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Comprehensive Income	Total
Balance, December 31, 2016	$ 6,500	$ 547,159	$ (256,785)	$ 697	$ 297,571
Additional paid in capital	-	100,000	-	-	100,000
Net income for year	-	-	167,652		167,652
Balance, December 31, 2017	$ 6,500	$ 647,159	$ (89,133)	$ 697	$ 565,223

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:	
Net income for year	$ 167,652
Adjustments to reconcile income to net	
cash provided/(used) by operating activities:	
Depreciation	5,386
(Increase) decrease in:	
Commissions receivable	(368,118)
Prepaid expenses	(199,086)
Commissions payable	363,145
Accounts payable and accrued expenses	5,845
Deferred registered representative fees	33,324
Deferred revenue	25,000
Net cash provided by operating activities	33,148
Cash flows from investing activities :	
Purchase equipment	(16,552)
Net cash used by financing activities	(16,552)
Cash flows from financing activities:	
Additional paid in capital	100,000
Increase insurance premium financing	138,052
Net cash provided by financing activities	238,052
Net decrease in cash and cash equivalents	254,648
Cash and cash equivalents, beginning of the year	262,016
Cash and cash equivalents, end of the year	$ 516,664
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ 1,507

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

ADVISORY GROUP EQUITY SERVICES, LTD.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 1 – Nature of Business

Advisory Group Equity Services, LTD. (the Company) was formed June 25, 1984 as a Massachusetts corporation. The Company is a registered securities broker/dealer engaged in securities trading and sales, retail brokerage and other financial services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and clears its customer accounts through INTL Custody & Clearing Solutions, Inc. (formerly Sterne, Agee & Leach, Inc.) SEC No. 8-40771, another broker/dealer, on a fully disclosed basis.

The Company is a wholly-owned subsidiary of TAG Group, Inc.

Note 2 – Significant Accounting Policies

Basis of accounting:

The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers deposits and short-term debt securities with maturities of ninety days or less to be cash and cash equivalents.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. The Company's parent has elected to file the consolidated federal and income tax returns as an S-Corporation under the Internal Revenue Code and to treat the Company as a qualified subchapter S subsidiary ("QSUB"). With this election all income is reported by the shareholders of the parent company on their individual income tax returns.

The Organization adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. The Organization has no uncertain tax positions during the year ended December 31, 2017.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2017, the Company had $146,000 in excess of the FDIC insured limit on deposit at one institution. The Company has not experienced any losses in such accounts.

The Company maintains cash balances in accounts that are not insured by the FDIC. At December 31, 2017 the uninsured cash balances in those accounts totaled $146,000.

NOTE 2 - Significant Accounting Policies (continued)

Revenue and Cost Recognition

The Company recognizes commission income and related expenses on a settlement date basis, which is the industry standard. Accounting principles generally accepted in the United States of America require trade date presentation. Income and related expenses as a result of settlement date to trade date conversion are immaterial to the financial statements.

Uncollectible Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible amounts. An allowance for uncollectable commissions receivable was not considered necessary as of December 31, 2017.

Furniture, Equipment, and Leasehold Improvements

Acquisitions of property and equipment are stated at cost. Any expenditure for repairs, maintenance, renewals, and betterments that enhance the useful lives of the assets are capitalized and depreciated. Depreciation is provided based on accelerated and straight-line methods over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are 5 to 7 years and 15 years for leasehold improvements.

Note 3 – Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires maintaining minimum net capital of $50,000 or six and two thirds percent of "aggregated debt items" whichever is greater, as defined. As of December 31, 2017, the Company had a net capital requirement of $57,037.

To be incompliance with this rule, the Company's ratio of aggregated indebtedness to net capital must not exceed 15 to 1. At December 31, 2017, the ratio of the Company's aggregate indebtedness to net capital was 4.764 to 1.

Note 4 - Fair Value Measurements

The "Fair Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. FASB ASC 820 requires disclosures of the fair values of most financial instruments for which it is practicable to estimate that value. The scope of FASB ASC 820 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under FASB ASC 820 approximate the carrying amounts presented in the Statement of Financial Condition.

The three levels of the fair value hierarchy under FAS 157 and its applicability to the Company are described:

- Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities the Company has the ability to assess. As required by the FASB "Fair Value Measurements and Disclosures" topic, the Company does not adjust the quoted prices for these investments even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Note 4 - Fair Value Measurements (continued)

- Level 2 - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly for substantially the full term through corroborations with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to those investments.

- Level 3 – Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

At December 31, 2017 the Company's investment in a common stock was listed at a Level 1 fair value of $10,003. This value includes an unrealized gain of $697 recorded in a prior year. No change in fair value was recorded for the year ended December 31, 2017.

Note 5 – Lease Commitments

The Company leases its facility under a five-year agreement expiring September 30, 2020. The annual rental is $56,544, paid in monthly installments of $4,712.

The Company leases a copier with a monthly payment of $600. The lease will expire in September 2020.

Future annual minimum rental payments under these leases over the next five years are as follows:

Year	Amount
2018	$ 63,744
2019	63,744
2020	48,408

Note 6 – Subsequent Events

Management has evaluated events and transactions occurring after the date of the Statement of Financial Condition through February 12, 2018, which is the date the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the Statement of Financial Condition through the date of management's review substantially affect the amounts and disclosure of the accompanying financial statements.



SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm
required by SEC Rule 17a-5 for a Broker-Dealer
claiming an exemption from SEC Rule 15c3-3

To: Board of Directors of
Advisory Group Equity Services, LTD

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Advisory Group Equity Services, LTD identified the following provisions of 17 C.F.R. 15c3-3(k) under which Advisory Group Equity Services, LTD claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Advisory Group Equity Services, LTD stated that Advisory Group Equity Services, LTD met the identified exemption provisions throughout the most recent fiscal year without exception. Advisory Group Equity Services, LTD's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advisory Group Equity Services, LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street, Wellesley Hills, MA 02481
February 12, 2018

9

 **FINANCIAL SERVICES**

ADVISORY GROUP EQUITY SERVICES, LTD. • MEMBER FINRA/SIPC/MSRB

444 Washington Street, Suite 407
Woburn, MA 01801
Toll Free: (866) 661-0130
Tel: (781) 933-6100
Fax: (781) 933-6101
www.agesbrokerage.com

February 12, 2018

Siegrist, Cree, Alessandri & Stauss, CPSs, P.c.
20 Walnut Street
Wellesley Hills, MA 02481

Re: Advisory Group Equity Services, Ltd. Exemption Report

Dear Mr. Alessandri:

This statement is to notify you that, to the best knowledge and belief of Advisory Group Equity Services, Ltd., our firm claims an exemption under 17 CFR 240. 15c3-3(k)(2)(ii).

Pursuant to 17 CFR 240. 15c3-3(k)(2)(ii), Advisory Group Equity Services, Ltd. is an introducing broker/dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240. 17a-3 and 240. 17a-4 of Chapter [17] as are customarily made and kept by a clearing broker or dealer.

Advisory Group Equity Services, Ltd. has met the exemption provisions of 17 CFR 240. 15c3-3(k)(2)9ii) throughout the most recent fiscal year without exception.

Sincerely,

William H. McCance
President

Susan LeMoine
Treasurer

9 a

Advisory Group Equity Services, LTD
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934

December 31, 2017

Net Capital:

Total stockholder equity qualified for net capital	$	565,223
Deduction for non-allowable assets		(385,633)
Net capital before haircuts		179,590
Less: Haircuts		-
Net capital		179,590
Minimum capital requirement		(57,037)
Excess net capital	$	122,553

Aggregate indebtedness:

Liabilities	$	855,560
Ratio of aggregate indebtedness to net capital		476.40%
Unaudited computation of net capital	$	213,201
Audit adjustment for liabilities		(33,611)
Audited computation of net capital	$	179,590

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Advisory Group Equity Services, LTD		as of 12/31/17

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... `4550`

   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... `4560`

   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.

      Name of clearing firm $_{30}$ INTL Custody & Clearing Solutions (formerly Sterne Agee & Leach, Inc. (Clearing firm SEC #8-11754) `4335`   XX   `4570`

   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$ `4600`	`4601`	`4602`	`4603`	`4604`	`4605`
$_{32}$ `4610`	`4611`	`4612`	`4613`	`4614`	`4615`
$_{33}$ `4620`	`4621`	`4622`	`4623`	`4624`	`4625`
$_{34}$ `4630`	`4631`	`4632`	`4633`	`4634`	`4635`
$_{35}$ `4640`	`4641`	`4642`	`4643`	`4644`	`4645`

Total $ $_{36}$ `4699`

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals



SIEGRIST | CREE | ALESSANDRI | STRAUSS

To the Board of Directors
Advisory Group Equity Services, LTD
Woburn, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Advisory Group Equity Services, LTD and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation – (Form SIPC-7) of Advisory Group Equity Services, LTD for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Advisory Group Equity Services, LTD compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Advisory Group Equity Services, LTD's management is responsible for the Advisory Group Equity Services, LTD's compliance with those requirements. This agreed- upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences, and;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

12

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
February 12, 2018

13

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
8*8*****1149****************MIXED AADC 220
32155    FINRA    DEC
ADVISORY GROUP EQUITY SERVICES LTD
SERVICES LTD
444 WASHINGTON ST STE 407
WOBURN, MA 01801-1072
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

BRUCE FOX   781-933-6100

2. A. General Assessment (Item 2e from page 2) $ _20,790_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_16,404_)

   _07/28/2017_
   Date Paid

   C. Less prior overpayment applied   (_—_)

   D. Assessment balance due or (overpayment)   _10,386_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _—_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _10,386_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _10,386_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Advisory Group Equity Services, Ltd.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____, 20 _18_ .

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _16,478,282_

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

   (2) Net loss from principal transactions in securities in trading accounts.   _____

   (3) Net loss from principal transactions in commodities in trading accounts.   _____

   (4) Interest and dividend expense deducted in determining Item 2a.   _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

   (7) Net loss from securities in investment accounts.   _____

       Total additions   —

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _2,300,804_

   (2) Revenues from commodity transactions.   —

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   —

   (4) Reimbursements for postage in connection with proxy solicitation.   —

   (5) Net gain from securities in investment accounts.   —

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)   —

   (8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C): OTHER Fees not related $35,508
   Affiliate Management fees $230,000 ' conferences $27,778   _293,286_
   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _1,501_

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _24,088_

     Enter the greater of line (i) or (ii)   _24,088_

     Total deductions   _2,618,178_

2d. SIPC Net Operating Revenues $ _13,860,104_

2e. General Assessment @ .0015 $ _20,790_

     (to page 1, line 2.A.)

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